Exhibit 99.1

ELBIT IMAGING ANNOUNCES UPDATED RESULTS FROM GAMIDA CELL’S
PHASE I/II STUDY OF SICKLE CELL DISEASE

Tel Aviv, Israel, February 21, 2018, Elbit Imaging Ltd. (“EI” or the “Company”) (TASE, NASDAQ: EMITF) announced today, that Gamida Cell Ltd. (“Gamida”), an indirect shareholding of the Company, has presented additional data from its phase I/II study in sickle Cell Disease (the “Study”) at the 2018 BMT Tandem Meetings (the “Meeting”).

The results of 13 patients with SCD treated with CordIn in combination with an unmanipulated unrelated umbilical cord blood (UCB) were presented at the Meeting. The primary endpoint of the study was evaluating the safety and efficacy of CordIn and cumulative incidence of neutrophil engraftment following transplantation.

Key results include:

●	Rapid engraftment was observed in all 13 patients at a median of seven days (range: 6-20 days)

●	11 of 13 (84.6%) patients were alive at a median follow-up of 22 months (range: 1-63 months). Two patient deaths were observed due to secondary graft failure and severe GvHD respectively

●	Eight participants experienced grade II-IV acute GvHD.

●	Two participants experienced extensive chronic GvHD.

●	The nine patients with long-term follow-up achieved transfusion independence with normal hemoglobin profile and no active GvHD

It should be noted that as of this date, the Study has not been completed yet.

The Company holds approximately 89.16% of the share capital of Elbit Medical Technologies Ltd. (TASE: EMTC-M) (88.68% on a fully diluted basis) which, in turn, holds approximately 17.87% of the share capital in Gamida (13.63% on a fully diluted basis).

For Further Information:

Company Contact

Ron Hadassi

Chief Executive Officer & Chairman of the Board of Directors

Tel: +972-3-608-6048

Fax: +972-3-608-6050

ron@elbitimaging.com